
June 3, 2013

Via E-mail
Ms. Maria Fregosi
Chief Operating Officer
BKF Capital Group, Inc.
225 N.E. Mizner Park Blvd., Suite 400
Boca Raton, FL 33432

> **Re:** **Qualstar Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 29, 2013 by BKF Capital Group, Inc. and Steven N. Bronson**
> **File No. 001-35810**

Dear Ms. Fregosi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Mark your proxy statement and form of proxy "preliminary copies." See Rule 14a-6(e)(1).

2. Please explicitly identify the BKF nominees as participants in the solicitation. See Item 4(b) of Schedule 14A and Instruction 3(a)(ii) thereto. Please similarly modify the cover page of Schedule 14A and the form of proxy to reflect their participation.

Letter to Shareholders

3. Please support or otherwise qualify the statement that BKF's interests are "directly aligned" with the interests of all shareholders. We note that you have sought to obtain,

and are currently seeking, a "controlling influence" over Qualstar and cannot be presumed to represent the interests of all shareholders. We note a similar concern in the last question and answer appearing on page 5 of the proxy statement.

4. Please qualify as your belief the statement that "nothing has changed," or tie this statement directly to the financial measures you cite. We understand that the company has recently implemented several material changes to its business and governance structure.

Cover page

5. Please specify the "industry experience" of the BKF Capital nominees. The biographies of these individuals do not appear to demonstrate experience in the data storage or power supply business.

Background to the Solicitation, page 1

6. Disclosure indicates that Mr. Bronson had several conversations with Mr. Firestone during the last week of April 2013 and that Mr. Firestone offered BKF Capital one board seat. We understand that Qualstar's offer to BKF Capital at that time included two board seats, the withdrawal from re-election of all legacy directors, and the termination of the rights agreement. Please advise.

What is the BKF platform, page 4

7. With a view towards revised disclosure, please provide support for the assertion that the fixed compensation of the CEO is "outsized."

Election of Directors, page 5

8. Please make the disclosures required by Item 407(a) of Regulation S-K. See Item 7(c) of Schedule 14A.

9. Please make the representation required by Item 5(b)(1)(xii)(B) of Schedule 14A with respect to all participants. Please also make all representations required by Item 5(b)(1)(viii) and (xii) with respect to BKF Capital, or direct us to where this disclosure appears.

10. The participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants

will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

How will broker non-votes be treated?, page 15

11.   In contested solicitations, banks and brokers do not have the authority under NYSE rules to vote shares for which beneficial owners do not provide voting instructions, even for routine matters. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Abbe L. Dienstag, Esq.
        Kramer Levin Naftalis & Frankel LLP